Exhibit 99.1

Purple Biotech Reports Positive NT219 Data at AACR for Colorectal and Head and Neck Cancers

●	Activated b-catenin or loss of its negative regulator adenomatous polyposis coli (APC) is a potential biomarker for NT219 in the treatment of colorectal cancer

●	NT219’s mechanism of action informs how it can restore efficacy of immunotherapies and expand the patient population that can benefit from immunotherapies

REHOVOT, Israel, April 28, 2025 (GLOBE NEWSWIRE) -- Purple Biotech Ltd. (“Purple Biotech” or “the Company”) (NASDAQ/TASE: PPBT), a clinical-stage company developing first-in-class therapies that seek to overcome tumor immune evasion and drug resistance, announced today that two posters reporting new NT219 data being presented at the American Association for Cancer Research (AACR 2025) Annual Meeting on Sunday and Monday, April 27-28, 2025.

NT219, a novel dual inhibitor of IRS1/2 and STAT3, is being evaluated in a Phase 2 study in patients with recurrent and/or metastatic head and neck squamous cell cancer (R/M HNSCC) in combination with pembrolizumab (anti-PD1) and in combination with cetuximab (anti-EGFR).

“The poster presents a significant upregulation of STAT3, IRS1/2 and b-catenin in HNSCC tumors and tumor microenvironment as compared to normal tissues, and a similar trend per tumor stage. Together with the unique mechanism of NT219 as a suppressor of STAT3 and a degrader of IRS1/2, which blocks IGF1R/IRS and downstream AKT and b-catenin signaling, we revealed that the activated forms of STAT3 and IGF1R are associated with the patient response to NT219-based therapy, suggesting these targets as potential biomarkers,” stated Purple Biotech VP R&D Dr. Hadas Reuveni. “STAT3 and b-catenin, as well as cancer stem cells, are major immune evasion and tumor recurrence mechanisms, suppressed by NT219. This mechanistic rationale and preclinical in-vivo and ex-vivo results demonstrating repression of anti-PD1 refractory tumors, support NT219 and anti-PD1 combination therapy that will be administered to R/M HNSCC patients in our Phase 2 clinical study.”

“Activation of b-catenin or loss of its negative suppressor APC play a key role in colorectal cancer, and we have previously shown that NT219 efficiently blocks the IRS2 to b-catenin pathway, inhibiting CRC metastasis and chemo-resistance,” added Hadas Reuveni. “Here we reveal that these elements may serve as potential biomarkers for NT219-based therapy in CRC, based on extended in-vivo and ex-vivo patient-derived screens.”

“These biomarker and mechanism data are important guides for study design, patient selection, and combination therapy strategies for NT219,” stated Purple Biotech CEO Gil Efron. “This new data is highly encouraging and support our current NT219 Phase 2 study in head and neck cancer. We were pleased to share these data at the prestigious AACR annual meeting.”

Key highlights from the posters include the following:

Poster Title—“NT219 overcomes immune evasion mechanisms in head and neck squamous cell carcinoma (HNSCC)”

●	NT219 mitigates several immune evasion mechanisms including cancer stem cell-mediated resistance and resulting tumor recurrence, and sensitizes resistant HNSCC tumors to PD1 and EGFR therapies.

●	NT219 inhibits major targets and signaling pathways playing a key role in tumor immune evasion, including STAT3 and IRS-to-β-catenin pathways.

●	In a clinical setting, upregulation of pIGF1R and pSTAT3 were correlated with patient response and suggested as potential biomarkers for NT219 treatment.

●	Immunosuppressive mechanisms such as IL-10 secretion induced by anti-PD1 treatment, were suppressed by NT219, supporting the synergistic anti-tumor activity observed

●	These data demonstrate the potential of NT219 to restore the efficacy of immunotherapies and expand the patient population that can benefit from these drugs.

Poster Title—“APC-loss as a potential biomarker for NT219 treatment in colorectal cancer”

●	The anti-tumor efficacy of NT219 monotherapy in screens of about 30 patient-derived xenograft (PDX) models and colorectal (CRC) patient-derived explants (PDE), along with genomic and transcriptomic analysis, suggest that the response to NT219 is associated with enhanced wnt/β-catenin signaling or loss of function mutation of its negative regulator APC (APC-loss).

●	The results suggest APC-loss or upregulated β-catenin as a potential biomarker for NT219 treatment in CRC.

●	In addition, NT219 reversed chemo-resistance and synergized with approved chemotherapy as demonstrated in multiple models including PDE with APC-loss and activated PI3K mutations, and in-vivo intracranial model with activating mutation in β-catenin.

The NT219’s posters will be available at the Publication section on Purple Biotech’s website following its presentation at the conference.

About Purple Biotech

Purple Biotech Ltd. (NASDAQ/TASE: PPBT) is a clinical-stage company developing first-in-class therapies that seek to overcome tumor immune evasion and drug resistance. The Company’s oncology pipeline includes CM24, NT219, and CAPTN-3. CM24 is a humanized monoclonal antibody that blocks CEACAM1, which supports tumor immune evasion and survival through multiple pathways. CEACAM1 on tumor cells, immune cells and neutrophil extracellular traps is a novel target for the treatment of multiple cancer indications. As proof of concept of these novel pathways, the Company completed a Phase 2 study for the treatment of pancreatic ductal adenocarcinoma (PDAC) with CM24 as a combination therapy with the anti-PD-1 checkpoint inhibitor nivolumab and chemotherapy, demonstrating clear and consistent improvement across all efficacy endpoints and the identification of two potential serum biomarkers. NT219 is a dual inhibitor, novel small molecule that simultaneously targets IRS1/2 and STAT3. A Phase 1 dose escalation study was concluded as a monotherapy and in combination with cetuximab, in which NT219 demonstrated anti-tumor activity in combination with cetuximab in second-line patients with recurrent and/or metastatic squamous cell carcinoma of the head and neck (R/M SCCHN). The Company is advancing NT219 into a Phase 2 study in collaboration with the University of Colorado, to treat R/M SCCHN patients in combination with cetuximab or pembrolizumab. The Company is advancing CAPTN-3, a preclinical platform of conditionally activated tri-specific antibodies, which engage both T cells and NK cells to induce a strong, localized immune response within the tumor microenvironment. The cleavable capping technology confines the compound’s therapeutic activity to the local tumor microenvironment, thereby potentially increasing the anticipated therapeutic window in patients. The third arm specifically targets the Tumor Associated Antigen (TAA). The technology presents a novel mechanism of action by unleashing both innate and adaptive immune systems to mount an optimal anti-tumoral immune response. IM1240 is the first tri-specific antibody in development that targets the 5T4 antigen, which is expressed in a variety of solid tumors and is associated with advanced disease, increased invasiveness, and poor clinical outcomes. The Company’s corporate headquarters are located in Rehovot, Israel. For more information, please visit https://purple-biotech.com/.

Forward-Looking Statements and Safe Harbor Statement

Certain statements in this press release that are forward-looking and not statements of historical fact are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements that are not statements of historical fact, and may be identified by words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the plans, strategies and objectives of management for future operations; product development for NT219, CM24 and IM1240; the process by which such early stage therapeutic candidates could potentially lead to an approved drug product is long and subject to highly significant risks, particularly with respect to a joint development collaboration; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents obtained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents; the commencement of any patent interference or infringement action against our patents, and our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2024 and in our other filings with the U.S. Securities and Exchange Commission (“SEC”), including our cautionary discussion of risks and uncertainties under “Risk Factors” in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, https://www.sec.gov.

CONTACTS:

Company Contact:
IR@purple-biotech.com

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